September 16, 2022

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. White:

You recently provided me comments relating to the preliminary proxy statement (the “Proxy Statement”) with respect to the Clifford Capital Partners Fund, Clifford Capital Focused Small Cap Value Fund and the Clifford Capital International Value Fund (the “Funds”), as filed with the U.S. Securities and Exchange Commission on September 1, 2022 with respect to approval of a new investment advisory agreement with Clifford Capital Partners, LLC (the “Adviser”). This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: On page 1 of the Proxy Statement, clarify whether shareholders of each Fund will vote as a group, or whether shareholders of each Fund will vote on the Proposal to approve the advisory agreement separately by Fund.

Response: Shareholders in each Fund will vote separately on the Proposal. Related disclosure has been included in the Proxy Statement on page 1.

2.	Comment: With the retirement of one of the advisory firm's principals, provide disclosures of the factors the Board considered in determining that the Adviser would be able to provide the same level of services to the Funds as under the current advisory agreement.

Response: The following disclosures have been included in the Proxy Statement, at the end of the third paragraph under the heading “Terms of the Prior Agreements and the New Agreement”:

The Board considered that, upon Mr. Pierson’s retirement, Clifford identified another management team member to assume his role as Chief Financial Officer, which was Mr. Pierson’s primary focus at Clifford. Further, Mr. Ryan P. Batchelor has been actively involved in the day-to-day portfolio management of the Funds’ since their inception, and will continue in this capacity after Mr. Pierson’s retirement. The Board further considered that the Funds’ portfolio managers will not change with the approval of the New Agreement.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. White

U.S. Securities and Exchange Commission

September 16, 2022

3.	Comment: Confirm supplementally that the recoupment period for the Adviser with respect to advisory fees waived under the Expense Limitation Agreement isn’t beyond three-years.

Response: The recoupment period for the Adviser with respect to advisory fees waived under the terms of the Expense Limitation Agreement is three years.

4.	Comment: With reference to Item 22(c)(10) of Schedule 14A, identify if applicable and provide required disclosures for any other Fund advised by the Adviser having a similar investment objective, identify and state the size of the other Fund and the rate of the investment adviser’s compensation. Also indicate for any Fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation.

Response: The Adviser doesn’t advise any other mutual funds with similar investment objectives, and accordingly no disclosures are required pursuant to Item 22(c)(10) of Schedule 14A.

5.	Comment: If the Proposal is a non-routine matter, identify why disclosure concerning broker non-votes applies, or revise this disclosure as applicable.

Response: The disclosures in the Proxy Statement concerning abstentions and broker non-votes has been revised as follows:

For the purposes of determining the presence of a quorum and counting votes on the Proposal, shares of the Funds represented by abstentions will be counted as present, but not votes cast at the Meeting. Therefore, abstentions may have the same effect as a vote “against” the Proposal. It is the Trust’s understanding that because broker-dealers (in the absence of specific authorization from their customers) will not have discretionary authority to vote any Fund shares held beneficially by their customers on the single matter expected to be presented at the Meeting, there are unlikely to be any “broker non-votes” at the Meeting.  Broker non-votes would otherwise have the same effect as abstentions (that is, broker non-votes would be treated as if they were votes against the Proposal).

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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